Alcanna Inc. Announces $27.6 Million Secondary Bought Deal Offering by Aurora Cannabis Inc.

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES/

EDMONTON, Alberta, June 3, 2020 - Alcanna Inc. (the "Company") (TSX: CLIQ) and Aurora Cannabis Inc. ("Aurora") (NYSE/TSX: ACB) jointly announce that they have entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 9,200,000 common shares ("Common Shares") of the Company currently held by Aurora (the "Offered Shares") at a price of $3.00 per Offered Share and offer them to the public by way of short form prospectus for total gross proceeds to Aurora of approximately $27.6 million (the "Offering"). The Underwriters have not been granted an over-allotment option.

The Offered Shares represent approximately 23% of the issued and outstanding Common Shares of the Company and all of the Common Shares held by Aurora. As a result of the Offering, Aurora will no longer beneficially own, control or exercise direction over any remaining Common Shares in the Company. No Common Shares are being sold by the Company. The net proceeds from the Offering will be paid directly to Aurora, and the Company will not receive any proceeds from the Offering.

Closing of the Offering is expected to occur on or about June 24, 2020, or such other date as may be agreed upon by the Company, Aurora and the Underwriters, and is subject to customary closing conditions and regulatory approvals, including that of applicable securities regulatory authorities.

The Offered Shares (i) will be qualified for distribution in Canada by way of a short form prospectus of the Company to be filed in each of the Provinces of Canada, other than Quebec, (ii) may be offered in the United States on a private placement basis to Qualified Institutional Buyers pursuant to an exemption from the registration requirements provided by Rule 144A of the United States Securities Act of 1933 (the "U.S. Securities Act"), as amended, and applicable state securities laws, and (iii) may also be offered in certain other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdictions.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer of securities for sale in the United States. The Offered Shares have not been and will not be registered under the U.S Securities Act and such securities may not be offered or sold within the U.S. absent registration under U.S. federal and state securities laws or an applicable exemption from such registration requirements.

This press release is issued by Aurora pursuant to the early warning requirements of National Instrument 62-103, which also requires a report to be filed containing additional information with respect to the foregoing matters (the "Early Warning Report"). A copy of the Early Warning Report will appear under Alcanna's profile on the SEDAR website at www.sedar.com

ABOUT ALCANNA

Alcanna is one of the largest private sector retailers of alcohol in North America and the largest in Canada by number of stores - operating 231 locations in Alberta and British Columbia. The Company also operates 31 cannabis retail stores under the "Nova Cannabis" brand, with 30 locations in the Province of Alberta and one in the Province of Ontario. Alcanna's common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "CLIQ" and "CLIQ.DB", respectively. Additional information about Alcanna Inc. is available at www.sedar.com and the Company's website at www.alcanna.com.

ABOUT AURORA

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. Aurora's presence spans 25 countries across 5 continents with a brand portfolio that includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

ALCANNA FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "continue", "anticipate", "will", "should", "plan", "intention", and similar words suggesting future events or future performance. All statements and information other than statements of historical fact contained in this news release are forward-looking statements. In particular, this news release contains forward-looking statements pertaining to the receipt of regulatory approvals, the completion of the Offering, the timing of closing of the Offering, and the impact on the trading price of the Common Shares following completion of the Offering.

With respect to forward-looking statements contained in this news release, the Company has made various assumptions in drawing conclusions or making the projections contained in the forward-looking statements in this news release. Although the Company believes that the expectations reflected in the forward-looking statements, and the assumptions on which such forward-looking statements are made, are reasonable, especially given the unprecedented uncertainty of the full extent and impact of COVID-19, there can be no assurance that such expectations and assumptions will prove to be correct. Readers should not place undue reliance on forward-looking statements included in this news release. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause actual performance and financial results to differ materially from any estimates, forecasts or projections. These risks and uncertainties include, among other things, the duration and severity of the COVID-19 pandemic on the business, general economic and political conditions in Canada (including Alberta), and globally; industry conditions, including changes in government regulations; fluctuations in foreign exchange or interest rates; failure to obtain regulatory and third‐party consents and approvals when required; changes in tax and other laws that affect us and our security holders; the potential failure of counterparties to honour their contractual obligations; stock market volatility; and the other factors described in the Company's public filings (including the Annual Information Form) available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this news release are made as of the date hereof. Except as expressly required by applicable securities legislation, Alcanna does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AURORA FORWARD-LOOKING INFORMATION

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with the closing of the Offering, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

For further information please contact:

For Alcanna:

David Gordey

Executive Vice President and Chief Financial Officer

(780) 497-3262

For Media - Aurora: Michelle Lefler VP, Communications & PR media@auroramj.com	For Investors - Aurora: ICR, Inc. Investor Relations aurora@icrinc.com